UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Build-a-Bear Workshop, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

120076 10 4
(CUSIP Number)

Braden M. Leonard
65 E Cedar - Suite 2
Zionsville, IN 46077

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 28, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  120076 10 4

1.           Name of Reporting Person.
              BML Investment Partners, L.P.(1)

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

                              (a)           ☐

                              (b)           ☒

3.           SEC Use Only

4.           Source of Funds (See Instructions):  WC

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐

6.           Citizenship or Place of Organization:  Delaware

Number of           7.           Sole Voting Power                    0
Shares
Beneficially         8.           Shared Voting Power                2,099,600(1)
Owned by Each
Reporting            9.           Sole Dispositive Power            0
Person With
                              10.         Shared Dispositive Power       2,099,600(1)

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:  2,099,600(1)

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐

13.         Percent of Class Represented by Amount in Row (11):  10.9%(2)

14.         Type of Reporting Person (See Instructions)
                              PN
(1)
BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b) (1) of the Securities Exchange Act of 1934.

(2)
Calculated based on 19,254,956 shares of Build-a-Bear Workshop, Inc.'s (the “Issuer”) common stock, par value $0.01 per share, as reported on the Issuer's Form 10-K filed with the Securities and Exchange Commission on March 17, 2011.

CUSIP No.  120076 10 4

1.           Name of Reporting Person.
              Braden M. Leonard(1)

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)           ☐

                              (b)           ☒

3.           SEC Use Only

4.           Source of Funds (See Instructions):  PF

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐

6.           Citizenship or Place of Organization:  Delaware

Number of           7.           Sole Voting Power                    106,602(2)
Shares
Beneficially         8.           Shared Voting Power                2,099,600(1)
Owned by Each
Reporting            9.           Sole Dispositive Power            100,000
Person With
                              10.         Shared Dispositive Power       2,099,600(1)

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:  2,206,202(1)

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐

13.         Percent of Class Represented by Amount in Row (11):  11.5%(3)

14.         Type of Reporting Person (See Instructions)
                              IN
(1)
BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b) (1) of the Securities Exchange Act of 1934.

(2)	Includes 6,602 shares of unvested restricted Common Stock as to which Mr. Leonard has voting but not dispositive power.

(3)
Calculated based on 19,254,956 shares of Build-a-Bear Workshop, Inc.'s (the “Issuer”) common stock, par value $0.01 per share, as reported on the Issuer's Form 10-K filed with the Securities and Exchange Commission on March 17, 2011.

Explanatory Note

The Issuer's common stock to which this Schedule 13D relates was previously reported by BML Investment Partners, L.P. on a Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on January 27, 2009, as amended by Amendment No. 1 filed with the SEC on November 6, 2009, Amendment No. 2 filed with the SEC on February 2, 2010 and Amendment No. 3 filed with the SEC on February 11, 2011.

Item 1.    Security and Issuer

This Schedule 13D relates to common stock, par value $0.01 per share (the “Common Stock”) of Build-a-Bear Workshop, Inc. (the “Issuer”).  The Issuer’s principal executive offices are located at 1954 Innerbelt Business Center Drive, St. Louis, MO 63114, United States.

Item 2.    Identity and Background

(a) - (c) This statement is being filed by BML Investment Partners, L.P., a Delaware limited partnership, and Braden M. Leonard. BML Capital Management, LLC, an Indiana limited liability company, is the general partner to BML Investment Partners, L.P. Braden M. Leonard is the sole managing member of the general partner.

BML Investment Partners, L.P. - The business address of BML Investment Partners, L.P. is 65 E Cedar – Suite 2, Zionsville, IN 46077. The principal business of BML Investment Partners, L.P. is to purchase, sell, trade and invest in securities.

BML Capital Management, LLC - The business address of BML Capital Management, LLC is 65 E Cedar – Suite 2, Zionsville, IN 46077. The principal business of BML Capital Management, LLC is to serve as the general partner to BML Investment Partners, L.P.

Braden M. Leonard – Mr. Leonard’s business address is 65 E Cedar – Suite 2, Zionsville, IN 46077. Mr. Leonard’s principal business is to serve as managing member of BML Capital Management, LLC.

(d) - (e)  During the past five years, none of BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Braden M. Leonard is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration

BML Investment Partners, L.P. holds 2,099,600 shares of Common Stock which were acquired using working capital.  Braden M. Leonard individually owns 100,000 shares of Common Stock and 6,602 shares of unvested restricted Common Stock, which he acquired using personal funds or received in connection with his election to the Board of Directors of the Issuer (the “Board”), as discussed under Item 4 below.

Item 4.    Purpose of Transaction

On April 28, 2011, Braden M. Leonard, the sole managing member of BML Capital Management, LLC, which is the general partner of BML Investment Partners, L.P., was elected to the Board by the Board.  Mr. Leonard will serve as a Class II Director and his term will expire at the 2012 annual meeting of stockholders of the Issuer.

In connection with his election to the Board, Mr. Leonard was granted an award of 6,602 shares of restricted stock under the Issuer's Second Amended and Restated 2004 Stock Incentive Plan and entered into a restricted stock award agreement with the Issuer. Pursuant to Mr. Leonard's restricted stock award agreement, the shares will vest October 28, 2011, subject to Mr. Leonard's continued service on the Board.

Mr. Leonard's position as a director of the Issuer provides him the opportuity to exercise influence over the business affairs of the Issuer.

Mr. Leonard and BML Investment Partners, L.P. reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time, or to formulated other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of BML Investment Partners, L.P., market conditions or other factors.

Item 5.    Interest in Securities of the Issuer

(a)	Amount beneficially owned:

As of April 28, 2011, Braden M. Leonard beneficially owned 2,206,202 shares of the Issuer's Common Stock, which includes 100,000 shares of Common Stock and 6,602 shares of unvested restricted Common Stock as to which Mr. Lemond has voting but not dispositive power.

As of April 28, 2011, BML Investment Partners, L.P. beneficially owned 2,099,600 shares of the Issuer's Common Stock.

Percent of class:

As of April 28, 2011, Braden M. Leonard beneficially owned 11.5% of the Issuer's Common Stock.

As of April 28, 2011, BML Investment Partners, L.P. beneficially owned 10.9% of the Issuer's Common Stock.

(b)	Mr. Leonard has sole voting power over 106,602 shares, sole dispositive power over 100,000 shares, shared voting power over 2,099,600 shares and shared dispositive power over 2,099,600 shares.

BML Investment Partners, L.P. has sole voting power over 0 shares, sole dispositive power over 0 shares, shared voting power over 2,099,600 shares and shared dispositive power over 2,099,600 shares.

(c)
Except for Mr. Leonard's acquisition of 6,602 shares of restricted Common Stock (described in Item 4 above), neither Mr. Leonard nor BML Investment Partners, L.P. purchased, sold or acquired any additional shares of the Issuer's Common Stock in the sixty days prior to filing this Schedule 13D.

(d)	None.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

In connection with his position as a director of the Issuer, Mr. Leonard participates in the Issuer's Second Amended and Restated 2004 Stock Incentive Plan, under which restricted stock is granted to directors and vests over time, and entered into a restricted stock award agreement with the Issuer.

Item 7.    Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2011	BML Investment Partners, L.P., a Delaware limited partnership

By: BML Capital Management, LLC, an Indiana
limited liability company

By:          /s/ Braden M. Leonard
Name:   Braden M. Leonard
Title:     Managing Member

Date: April 28, 2011	By:	/s/ Braden M. Leonard
                            Braden M. Leonard

Attention:   Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)